GREENMAN TECHNOLOGIES, INC.
                           12498 Wyoming Avenue South
                            Savage, Minnesota, 55378

                                February 12, 2007

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   GreenMan Technologies, Inc.
      Form RW
      Filed on February 6, 2007
      Commission File No. 333-117819

Ladies and Gentlemen:

      GreenMan Technologies, Inc. respectfully requests to withdraw its Form RW filed on February 6, 2007 as soon as reasonably possible.

      GreenMan had attempted to file Post-Effective Amendment No. 1 to its registration statement on Form SB-2 (File Number: 333-117819). The purpose of the post-effective amendment was to remove from registration all of the shares of common stock which have not been sold by certain selling stockholders as of the time of filing of the post-effective amendment.

      The post-effective amendment was inadvertently filed using the EDGAR tag "RW" to describe the submission type rather than the tag "POS AM". We have been advised by the staff of the Division of Corporation Finance that this submission tag is incorrect. We intend to refile the post-effective amendment with the correct submission tag as soon as possible.

      If you have any questions concerning this matter, please contact our counsel, Carl Barnes, of Morse, Barnes-Brown & Pendleton, P.C., at 781-622-5930.

      Thank you for your assistance in this matter.

                                       GREENMAN TECHNOLOGIES, INC.

                                       /s/ Charles E. Coppa

                                       Charles E. Coppa
                                       Chief Financial Officer